Exhibit 99.1

Expanding its New Space Activity Worldwide - Maris-Tech Receives a Grant from the Israel Innovation Authority for the Development of Ultra-HD Surround Video And AI-Based System on a budget of 3.17 million NIS ($880 thousand).

The Israel Innovation Authority will provide Maris-Tech with a grant of 1.2 million NIS ($333 thousand) to support the first year development of an innovative system for onboard situation awareness for nanosatellite platforms.

Rehovot, Israel, June 22, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge AI accelerated video solutions for edge platforms, today announced that it has received a grant from the Israel Innovation Authority (“IIA”) to develop a system for peripheral photography, recording, transmission, and artificial intelligence for nanosatellites and space platforms.  The IIA will fund part of the project’s budget for the first year with a 1.2 million NIS ($333 thousand) grant to Maris-Tech and may grant additional funds to support the second year of the project.

The grant will be used to fund the development of an innovative, state-of-the-art product based on the Company’s Uranus-AI edge computing technology for the new space market through R&D, testing, and evaluation of technology. Maris-Tech will design the product, which will enable surround Ultra-HD video capture, recording, and upload, as well as AI acceleration for spacecraft anti-collision, proximity estimation, landing, and other customer-defined algorithms. The holistic platform will allow cameras in Space to take and transmit high-quality video and still images and implement AI algorithms at the edge in real-time.

“Maris-Tech is a proud member of the Israeli new space technology club, having provided the video recording and streaming solution on the 2019 SpaceIL “Beresheet” spacecraft and has been awarded the video solution for the “Beresheet” 2 Lunar Mission, which is under development. This new development grant will bring Maris-Tech’s pioneering solutions to the forefront of the nanosatellite market,” said Israel Bar, CEO of Maris-Tech.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the grant from the IIA to develop [a system for peripheral photography, recording, transmission, and artificial intelligence for nanosatellites and space platforms] and that new development grant will bring Maris-Tech’s pioneering solutions to the forefront of the nanosatellite market. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Maris-Tech’s current beliefs, expectations and assumptions regarding the future of Maris-Tech’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Maris-Tech’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause Maris-Tech’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: Maris-Tech’s ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, and our other filings with the Securities and Exchange Commission. Maris-Tech undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Contact:

Maris-Tech Investor Relations
Nir Bussy, CFO
Tel: +972-72-2424022